Exhibit 99.1

SCHEDULE I

The name of each director and executive officer of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India. Alex Golten is a citizen of the United States and United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

NAME	PRESENT PRINCIPAL OCCUPATION
David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former Chief Financial Officer of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Denis P. Coleman III	Chief Financial Officer of The Goldman Sachs Group, Inc.
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
Sheara J. Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.
Carey Halio	Global Treasurer of The Goldman Sachs Group, Inc.
Kimberley D. Harris	Executive Vice President of Comcast Corporation; General Counsel of NBCUniversal
John B. Hess	Chief Executive Officer, Hess Corporation; Chairman and CEO, Hess Midstream LP
Kevin R. Johnson	Former President and Chief Executive Officer, Starbucks Corporation
Ellen J. Kullman	Executive Chair, Carbon 3D, Inc.
Alex S. Golten	Chief Risk Officer of The Goldman Sachs Group, Inc.
KC McClure	Former Chief Financial Officer, Accenture plc
Lakshmi N. Mittal	Executive Chairman of ArcelorMittal S.A.
Thomas K. Montag	Chief Executive Officer of Rubicon Carbon LLC
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.
Kathryn H. Ruemmler	Chief Legal Officer and General Counsel of The Goldman Sachs Group, Inc.
Jan E. Tighe	Former Vice Admiral, United States Navy
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

SCHEDULE II-A

The name and principal occupation of each member of the Goldman Sachs Asset and Wealth Management Private Equity Investment Committee, which exercises the authority of Goldman Sachs & Co. LLC in managing BSPI, SB Employee Fund, SB Employee Fund Offshore and Bridge Street are set forth below.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of Joe DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of each of Jose Barreto, Michael Bruun, James Reynolds and Michele Titi-Cappelli is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of Stephanie Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.

All members listed below are United States citizens, except as follows: Stephanie Hui is a citizen of the United Kingdom; Adrian M. Jones is a citizen of Ireland; Harsh Nanda is a citizen of India; Nicole Agnew is a citizen of Canada; James Reynolds is a citizen of France; Michele Titi-Cappelli is a citizen of Italy; Beat Cabiallavetta is a citizen of Switzerland; Jose Barreto is a citizen of Portugal; John Garcia is a citizen of Colombia and the United States; and Michael Bruun is a citizen of Denmark.

NAME	PRESENT PRINCIPAL OCCUPATION
Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC
Jose Barreto	Managing Director of Goldman Sachs International
Jeff Bernstein	Managing Director of Goldman Sachs & Co. LLC
Michael Bruun	Managing Director of Goldman Sachs International
Beat Cabiallavetta	Managing Director of Goldman Sachs & Co. LLC
Hristo Dimitrov	Managing Director of Goldman Sachs & Co. LLC
Lou D'Ambrosio	Managing Director of Goldman Sachs & Co. LLC
Richard Friedman	Managing Director of Goldman Sachs & Co. LLC
John Garcia	Vice President of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Thomas R. McAndrew	Managing Director of Goldman Sachs & Co. LLC
Harsh Nanda	Managing Director of Goldman Sachs & Co. LLC
James Nolan	Managing Director of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman Sachs International
Leonard Seevers	Managing Director of Goldman Sachs & Co. LLC
Saba Shikari	Managing Director of Goldman Sachs & Co. LLC
Maxine Sleeper	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Managing Director of Goldman Sachs International

<u>**SCHEDULE II-B**</u>

The name, position and present principal occupation of each executive officer of (i) BSPI, and (ii) Bridge Street, the general partner of each of SB Employee Fund and SB Employee Fund Offshore, are set forth below.

The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

All executive officers listed below are United States citizens, except as follows: Adrian M. Jones is a citizen of Ireland; James Garman is a citizen of the United Kingdom; and Gregory Olafson is a citizen of Canada.

NAME	POSITION	PRESENT PRINCIPAL OCCUPATION
Richard A. Friedman	President	Managing Director of Goldman Sachs & Co. LLC
Darren Cohen	Executive Vice President	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Executive Vice President	Managing Director of Goldman Sachs & Co. LLC
Adrian M. Jones	Executive Vice President	Managing Director of Goldman Sachs & Co. LLC
Gregory Olafson	Executive Vice President	Managing Director of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Executive Vice President	Managing Director of Goldman Sachs & Co. LLC
James Garman	Executive Vice President	Managing Director of Goldman Sachs & Co. LLC
Hristo Dimitrov	Secretary & Assistant General Counsel	Managing Director of Goldman Sachs & Co. LLC